                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.  )*

                        International Dairy Queen, Inc.
                                (Name of Issuer)

                             Class B Common Stock
                         (Title of Class of Securities)

                                  45-9373-30-4
                                 (CUSIP Number)

                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                   1440 Kiewit Plaza, Omaha, Nebraska  68131
                                 (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 21, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO. 45-9373-30-4          SCHEDULE 13D               PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Warren E. Buffett

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,507,287 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,507,287 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,507,287 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
CUSIP NO. 45-9373-30-4          SCHEDULE 13D               PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Berkshire Hathaway Inc., 04-2254452

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,507,287 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,507,287 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,507,287 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Class B Common Stock of International Dairy Queen, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7505 Metro Boulevard, Minneapolis, Minnesota 55439.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  This statement is filed by:

         Warren E. Buffett (an individual); and

         Berkshire Hathaway Inc., a Delaware corporation ("Berkshire Hathaway").

         Warren E. Buffett owns 39.6% of the Class A Common Stock of Berkshire Hathaway. He shares voting and investment power over another 3.1% of such stock, which is owned by his wife, Susan T. Buffett, and over another 0.3% of such stock, which is owned by trusts of which he is a trustee but in which he has no economic interest.

         The Executive Officers and Directors of Berkshire Hathaway are as follows:

Executive Officers:

Chairman of the Board and                    Warren E. Buffett
   Chief Executive Officer

Vice Chairman                                Charles T. Munger

Vice President, Treasurer and                Marc D. Hamburg
   Chief Financial Officer


Directors:                                   Warren E. Buffett
                                             Charles T. Munger
                                             Susan T. Buffett
                                             Howard G. Buffett
                                             Malcolm G. Chace
                                             Ronald L. Olson
                                             Walter Scott, Jr.


         (b) The principal business addresses of Warren E. Buffett, Berkshire Hathaway and the Executive Officers and Directors of Berkshire Hathaway are as follows:

              Howard G. Buffett, 1004 East Illinois Street, Assumption, Il 62510

              Susan T. Buffett, 1440 Kiewit Plaza, Omaha, NE 68131

              Warren E. Buffett, 1440 Kiewit Plaza, Omaha, NE 68131

              Malcolm G. Chace, 731 Hospital Trust Bldg., Providence, RI,
              02903

              Marc D. Hamburg, 1440 Kiewit Plaza, Omaha, NE 68131

              Charles T. Munger, 355 South Grand Avenue, Los Angeles, CA 90071

              Ronald L. Olson, 355 South Grand Avenue, Los Angeles, CA 90071

              Walter Scott, Jr., 1000 Kiewit Plaza, Omaha, NE 68131

         (c) Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries. The investment portfolios of Berkshire Hathaway's insurance subsidiaries include meaningful equity ownership percentages of other publicly traded companies. Berkshire Hathaway publishes a daily and Sunday newspaper in Buffalo, New York. The other business activities conducted by Berkshire's subsidiaries include the publication and distribution of encyclopedias and related educational and instructional material, the manufacture and marketing of home cleaning systems and related accessories, the manufacture and sale of boxed chocolates and other confectionery products, the retailing of home furnishings and fine jewelry, the manufacture and distribution of uniforms, the manufacture, import, and distribution of footwear, the manufacture and distribution of air compressors, air tools and painting systems, and the provision of high-technology training to operators of aircraft and ships.

              The principal occupation of Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire Hathaway.

              The present principal occupations of the other Executive Officers and Directors of Berkshire Hathaway are as follows:

              Howard G. Buffett is Chairman of the Board of The GSI Group, a company primarily engaged in the manufacture of agricultural equipment

              Susan T. Buffett is a private investor

              Malcolm G. Chace is Chairman of the Board of BankRI, a community bank located in Rhode Island

              Marc D. Hamburg is Vice President, Treasurer, and Chief Financial Officer of Berkshire Hathaway

              Charles T. Munger is Vice Chairman of the Board of Berkshire Hathaway, Chairman of the Board of Blue Chip Stamps and

              Chairman of the Board and Chief Executive Officer of Wesco Financial Corporation (an 80.1%-owned subsidiary of Berkshire Hathaway)

              Ronald L. Olson is a partner of the Los Angeles law firm of Munger, Tolles & Olson LLP

              Walter Scott, Jr. is Chairman and Chief Executive Officer of Peter Kiewit Sons', Inc., a worldwide construction, mining, energy and telecommunications company

      (d) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers and Directors of Berkshire Hathaway set forth above, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers and Directors of Berkshire Hathaway set forth above, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

      (f) The natural person on whose behalf this Schedule 13D is filed, and, to the best knowledge of the persons filing this Schedule, each of the Executive Officers and Directors of Berkshire Hathaway listed above, are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As further set forth in response to Item 4 below, on October 21, 1997, Berkshire Hathaway, QDI, Inc. (a newly-formed, wholly-owned subsidiary of Berkshire Hathaway) and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Berkshire Hathaway will acquire the Company by means of a merger (the "Merger") of the Company with and into QDI, Inc.

         In conjunction with the execution of the Merger Agreement, and in order to induce Berkshire Hathaway to enter into the Merger Agreement, certain of the principal holders of the outstanding Class B Common Stock of the Company, which is the only outstanding class of stock entitled to vote on the Merger, entered into a Shareholders' Agreement (the "Shareholders' Agreement") with Berkshire Hathaway pursuant to which such shareholders agreed, among other things, to vote their shares in favor of the Merger and the other transactions contemplated by the Merger Agreement and against any alternative transaction. Under the terms of the Shareholders' Agreement, Berkshire Hathaway is obligated to indemnify the shareholders executing the Shareholders' Agreement against losses and liabilities arising out of their execution, delivery and performance of the Shareholders' Agreement. Berkshire Hathaway did not make, or agree to make, any other payment to any of the shareholders executing the Shareholders' Agreement in order to induce them to enter into the Shareholders' Agreement. Such shareholders, like all of the Company's other shareholders, will receive the merger consideration specified in the Merger Agreement upon consummation of the Merger. Berkshire Hathaway will use internally generated funds and newly issued shares of its Class A and Class B Common Stock to consummate the transactions contemplated by the Merger.

ITEM 4.  PURPOSE OF TRANSACTION

         As noted above, Berkshire Hathaway has agreed to acquire the Company by means of a merger of the Company with and into Berkshire Hathaway's wholly-owned subsidiary, QDI, Inc. Under the terms of the Merger Agreement, which was unanimously approved by the Board of Directors of the Company, the holders of shares of Class A and Class B Common Stock of the Company can elect to receive for each of their shares either $27 in cash or $26 in Class A or Class B Common Stock of Berkshire Hathaway, for a total value of approximately $585 million, subject to a limitation that the amount of cash to be issued in the Merger will not exceed 55% of the total value of the consideration to be received in the Merger. The number of shares of Berkshire Hathaway to be received under the stock election will be determined based on the market price for Berkshire Hathaway shares during a 5-day trading period ending the day prior to the Company's shareholders' meeting to approve the Merger. Consummation of the Merger is subject to the approval of the outstanding shares of Class B Common Stock of the Company and certain other conditions. Upon consummation of the Merger, which is intended to qualify as a tax-free reorganization under the Internal Revenue Code, Berkshire Hathaway will hold all of the outstanding stock of the surviving corporation and the stock of the Company will no longer be traded on the NASDAQ National Market or registered under the Securities Exchange Act of 1934.

         In conjunction with the execution of the Merger Agreement, and in order to induce Berkshire Hathaway to enter into the Merger Agreement, certain of the principal holders of the Class B Common Stock of the Company, holding, in aggregate, approximately 31.2% of the Company's outstanding Class B Common Stock, entered into a Shareholders' Agreement (the "Shareholders' Agreement") with Berkshire Hathaway pursuant to which such shareholders agreed to vote in favor of the Merger and the other transactions contemplated by the Merger
Agreement and against any alternative transaction.   In addition, among other
matters, such holders (i) granted to Berkshire Hathaway and its Executive Officers an irrevocable proxy to cast such shareholders' shares in accordance with the provisions of the Shareholders' Agreement, (ii) agreed, subject to certain limited exceptions, not to transfer or otherwise dispose of their shares, (iii) agreed to elect to receive Berkshire Hathaway stock, rather than cash, for their shares in the Merger, and (iv) agreed not to solicit, initiate or encourage any alternative transaction proposal. The obligations of the shareholders under the Shareholders' Agreement to vote in favor of the Merger, and the irrevocable proxy granted to Berkshire Hathaway and its Executive Officers, expire upon the earlier to occur of (i) termination of the Merger Agreement in accordance with its terms, or (ii) consummation of the Merger.

         The foregoing descriptions of the Merger Agreement and the Shareholders' Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Shareholders' Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and both of which are hereby incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The shareholders of the Company executing the Shareholders' Agreement have granted to Berkshire Hathaway and its Executive Officers an irrevocable proxy with respect to 2,507,287 shares of the Class B Common Stock of the Company, representing approximately 31.2% of the outstanding Class B Common Stock. Warren E. Buffett may be deemed to control Berkshire Hathaway and thus may be deemed to have beneficial ownership of the Class B Common Stock that is subject to the irrevocable proxy and the Shareholders' Agreement.

     (b) Warren E. Buffett, as Chairman of the Board of Berkshire Hathaway, directs the investment and voting decisions of Berkshire Hathaway. Thus both Mr. Buffett and Berkshire Hathaway may be deemed to share voting power with respect to the shares of Class B Common stock of the Company that is subject to the Shareholders' Agreement.

     (c) Berkshire Hathaway entered into the Shareholders' Agreement on October 21, 1997.

     (d) Each of the shareholders that is a signatory to the Shareholders' Agreement has retained all economic interest in the shares of Class B Common Stock that are the subject of the Shareholders Agreement. To the best knowledge of the persons filing this Schedule, each of John
          W. Mooty, his wife, Jane N. Mooty, and the Luther Family Limited Partnership is the beneficial owner of more than five percent of the outstanding shares of Class B Common Stock of the Company. The other shareholders that are parties to the Shareholders' Agreement, David N. Mooty, Bruce W. Mooty, and Charles W. Mooty, are children of John W. Mooty and Jane N. Mooty.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As more fully described above, pursuant to the terms of the Shareholders' Agreement, John W. Mooty, Chairman of the Board of the Company, his wife, Jane N. Mooty, his sons, David N. Mooty, Bruce W. Mooty, and Charles
W. Mooty (who is Chief Financial Officer and Executive Vice President-Treasure of the Company), and the Luther Family Limited Partnership, all of whom hold together, in aggregate, approximately 31.2% of the outstanding Class B Common Stock of the Company, have agreed with Berkshire Hathaway, among other matters, to vote all of their shares in favor of the Merger and the other transactions contemplated by the Merger Agreement and against any alternative transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      1. Agreement and Plan of Merger dated as of October 21, 1997 among Berkshire Hathaway Inc., QDI, Inc. and International Dairy Queen, Inc.

      2. Shareholders' Agreement dated as of October 21, 1997 among Berkshire Hathaway Inc., John W. Mooty, Jane N. Mooty, Luther Family Limited Partnership, David N. Mooty, Bruce W. Mooty and Charles W. Mooty.

SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

         Dated this 30th day of October, 1997.



/s/   WARREN E. BUFFETT             BERKSHIRE HATHAWAY INC.

Warren E. Buffett
                                    By /s/ WARREN E. BUFFETT
                                    Warren E. Buffett
                                    Chairman of the Board